For Immediate Release

Guitar Center, Inc. To Be Acquired By Bain Capital
For $63.00 Per Share In Cash

Transaction Valued at $2.1 Billion

Board of Directors and Management Team of Guitar Center
Fully Supportive of the Transaction

Westlake Village, CA (June 27, 2007) - Guitar Center, Inc. (Nasdaq GS: GTRC) today announced that it has signed a definitive agreement to be acquired by affiliates of Bain Capital Partners, LLC, a leading global private investment firm. The total transaction value, including assumed debt, is approximately $2.1 billion.

Under the terms of the merger agreement, stockholders will receive $63.00 in cash in exchange for each share of Guitar Center common stock they own. This represents a 26% premium over the closing price of Guitar Center’s shares on June 26, 2007.

This agreement represents the culmination of an auction process, led by Goldman, Sachs & Co., to solicit interest in a potential acquisition of the Company. The Board of Directors of Guitar Center, acting on the recommendation of a Special Committee of independent directors, has approved the merger agreement and recommends that Guitar Center stockholders support the transaction.

The transaction is expected to close in the fourth quarter of 2007 and is subject to customary closing conditions, including the approval of Guitar Center’s stockholders.

Marty Albertson, Chairman and Chief Executive Officer of Guitar Center, stated, “We believe this transaction delivers outstanding value for our stockholders, and is a strong validation of the Company’s accomplishments over the years as well as our future growth prospects. Following a comprehensive review process, our Board of Directors concluded this transaction is in the best interests of our Company and our stockholders and it has the full support of the management team. Bain Capital has a successful track record and significant investment experience in the retail industry and we look forward to partnering with them going forward. We are committed to maintaining our vendor relationships and ensuring our customers will continue to experience the same quality and selection of musical instrument products as well as the high level of service and professional advice through our stores and our websites.”

“As the leading retailer of musical instruments in the U.S., Guitar Center enjoys great brand recognition among musicians nationwide, a loyal customer base, and a track record of significant growth,” said Jordan Hitch, a Managing Director at Bain Capital. “We look forward to working with the Company’s experienced and capable management team to continue to build the business.”

Goldman, Sachs & Co. served as financial advisor to the Special Committee of the Guitar Center Board of Directors and rendered a fairness opinion in connection with the proposed merger. Peter J. Solomon Company also served as financial advisor to the Special Committee and rendered a fairness opinion in connection with the proposed merger. Latham & Watkins LLP acted as counsel to the Company and Bingham McCutchen LLP acted as counsel to the Special Committee. For Bain Capital, JPMorgan and Lehman Brothers acted as financial advisors, and Kirkland & Ellis LLP served as legal counsel.

About Guitar Center

Guitar Center is the leading United States retailer of guitars, amplifiers, percussion instruments, keyboards and pro-audio and recording equipment. Our retail store subsidiary presently operates more than 210 Guitar Center stores across the United States. In addition, our Music & Arts division operates more than 95 stores specializing in band instruments for sale and rental, serving teachers, band directors, college professors and students. We are also the largest direct response retailer of musical instruments in the United States through our wholly owned subsidiary, Musician’s Friend, Inc., and its catalogs and websites, including www.musiciansfriend.com, www.guitarcenter.com, www.wwbw.com and www.music123.com. More information on Guitar Center can be found by visiting the Company’s web site at www.guitarcenter.com.

About Bain Capital Partners:

Bain Capital (www.baincapital.com) is a global private investment firm that manages several pools of capital including private equity, high-yield assets, mezzanine capital and public equity with approximately $50 billion in assets under management. Since its inception in 1984, Bain Capital has made private equity investments and add-on acquisitions in over 240 companies around the world, including such leading retailers and consumer companies as Toys “R” Us, Michaels Stores, Burger King, Warner Music Group, Burlington Coat Factory, Dunkin’ Brands, Shopper's Drug Mart, Dollarama and Staples. Headquartered in Boston, Bain Capital has offices in New York, London, Munich, Hong Kong, Shanghai, and Tokyo.

Forward-Looking Statements

This document includes statements that do not directly or exclusively relate to historical facts. Such statements are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements include statements regarding benefits of the proposed transaction, future performance, financing for the transaction and the completion of the transaction. These statements are based on the current expectations of management of Guitar Center. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this document. For example, among other things, (1) Guitar Center may be unable to obtain regulatory approvals required for the transaction, or required regulatory approvals may delay the transaction or result in the imposition of conditions that could have a material adverse effect on Guitar Center or cause the parties to abandon the transaction; (2) conditions to the closing of the transaction may not be satisfied; (3) the transaction may involve unexpected costs, unexpected liabilities or unexpected delays; (4) the businesses of Guitar Center may suffer as a result of uncertainty surrounding the transaction; (5) the financing required for Bain Capital to complete the transaction may be delayed or may not be available; and (6) Guitar Center may be adversely affected by other economic, business, and/or competitive factors. Additional factors that may affect the future results of Guitar Center are set forth in its filings with the Securities and Exchange Commission, which are available at www.sec.gov. Unless required by law, Guitar Center undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Guitar Center intends to file a proxy statement with the SEC in connection with soliciting proxies from stockholders for a special meeting of stockholders to be held for the stockholders to consider and vote upon the adoption of the merger agreement described in this press release. Copies of the proxy statement and related proxy filings filed by Guitar Center with the SEC will be available without charge at the SEC’s website at www.sec.gov. The directors and officers and certain other employees of Guitar Center may be deemed to be participants in the solicitation of proxies for the special meeting. Information about the interests of such persons in the merger can be found in Guitar Center’s most recently filed definitive proxy statement and Annual Report on Form 10-K, and also will be included in Guitar Center’s proxy statement for the special meeting. STOCKHOLDERS ARE URGED TO READ GUITAR CENTER’S PROXY FILINGS AND RELATED PROXY MATERIALS FOR THE SPECIAL MEETING AS THEY WILL CONTAIN IMPORTANT INFORMATION.

Guitar Center, Inc.
Erick Mason, Chief Financial Officer
(818) 735-8800
emason@guitarcenter.com
or :
Leigh Parrish
Financial Dynamics
(212) 850-5651
leigh.parrish@fd.com

Bain Capital Partners
Alex Stanton
Stanton Crenshaw Communications
(212) 780-0701
alex@stantoncrenshaw.com